FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of August, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

Canada Life™

CANADA LIFE ANNOUNCES SENIOR MANAGEMENT CHANGES

TORONTO, CANADA, AUGUST 7, 2002 – The Boards of Directors of Canada Life Financial Corporation and The Canada Life Assurance Company today announced senior management changes. Effective August 8, 2002, David A. Nield, Chairman, President and Chief Executive Officer becomes Chairman and Chief Executive Officer; Bill Acton, Executive Vice-President and Director, Canadian Division becomes President and Chief Operating Officer. Mr. Acton was also elected a Director of both companies. At the same time, Robert Smithen, Executive Vice-President, will take on special projects and has announced he will retire on April 30, 2003.

Mr. Acton, an actuary, joined Canada Life on September 8, 1975. His career has covered all our international operations. Since 1992, Mr. Acton has been a senior officer of the company. His first senior assignment was in Ireland. There he was directly involved with the purchase and integration of Abbey Life, setting up the platform for Canada Life's successful operation.

Mr. Acton returned to Canada in 1997 and became Executive Vice-President, Canadian Division. Mr. Acton ran the Canadian Division and started Kanetix Ltd., an internet insurance distribution company.

"Bill Acton is known for his strategic vision and extensive experience in starting up and growing operations profitably, with particular strengths in customer service; acquisition integration and process design, improvement and quality. In Canada, earnings grew from $72 million in 1998 to $162 million in 2001. Revenues have doubled and assets have increased by 50 per cent in that period.

"His broad experience internationally makes him uniquely suited to lead our global operations in an integrated synergistic fashion. Bill is well positioned to help Canada Life achieve our major strategic objectives in the areas of growth, profitability, return on equity, customer focus and high performance environment," said Mr. Nield.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, founded in 1847 as the first domestic life insurance company in Canada, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

All figures in Canadian dollars.

For more information contact :

Media inquiries :
Ardyth Percy-Robb
Corporation Communications, Vice-President
Ph. 416-597-1440 ext. 6104
ardyth_percy-robb@canadalife.com

Investor relations inquiries :
Brian Lynch
Vice-President, Investor Relations
Ph. 416-597-1440 ext. 6693
brian_lynch@canadalife.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 7th day of August, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ________________________
Roy W. Linden
Corporate Secretary &
Chief Compliance Officer